Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-126811
May 9, 2007

THE BASICS OF COMMODITIES

About iPath Exchange Traded Notes (ETNs)

Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics. The commodities asset class has experienced strong growth in recent years. Currently, approximately $100 billion* is invested in allocations tracking commodity indexes. The low correlation to financial assets, equity-type returns and risk characteristics offered by commodities provide investors a means to diversify portfolios. The following will describe the composition of commodity markets and popular benchmark methodologies, the rationale for inclusion into investment portfolios, and different vehicles available for commodity investment.

*	Source: Barclays Capital Inc., as of 11/30/06.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

iPATH COMMODITY ETNs

	TICKER SYMBOL	YEARLY FEE*	MATURITY DATE
iPathSM Dow Jones-AIG Commodity
Index Total ReturnSM ETN	DJP	0.75%	06/12/2036

iPathSM S&P GSCI™
Total Return Index ETN	GSP	0.75%	06/12/2036

iPathSM S&P GSCI™ Crude Oil
Total Return Index ETN	OIL	0.75%	08/14/2036

*	The investor fee is calculated cumulatively based on the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable Pricing Supplement at www.iPathETN.com.

THE BASICS OF COMMODITIES

WHAT ARE COMMODITIES?

Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture and livestock. There are two commonly used benchmarks that define the composition of the commodities market.

The S&P GSCI™ Total Return Index is a world-production weighted index, the analogue to market capitalization weighting for equities. The weightings also reflect the liquidity of the underlying futures contracts. The Dow Jones–AIG Commodity Index Total ReturnSM is both liquidity (2/3) and production (1/3) weighted, with constraints on individual commodities (15%) and commodity groups (33%) as of the January 2007 rebalancing period. Following the annual rebalancing period, the percentage weighting will fluctuate based on market price changes.

While each index intends to represent the commodity market, construction and methodology differences result in varying portfolio compositions (see Figures 1 and 2).

FIGURE 1

	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	S&P GSCI™ TOTAL RETURN INDEX
Number of commodity groups	19	24
Index calculation	Arithmetic	Arithmetic
Weighting method	2/3 liquidity, 1/3 production	Production
	15% for single commodity	and liquidity
	33% cap per commodity group*
Launch date	1998	1991

*	As of annual rebalancing.

Sources: AIG, S&P, as of 12/31/06.

FIGURE 2

COMMODITY GROUP	% WEIGHT IN DJ–AIG COMMODITY INDEX TOTAL RETURNSM	% WEIGHT IN S&P GSCI™ TOTAL RETURN INDEX
Energy	24	68
Agriculture	34	13
Precious metals	9	3
Industrial metals	24	11
Livestock	9	5

Sources: AIG, S&P, as of 12/31/06.

WHY INVEST IN COMMODITIES?

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically low correlations to financial assets such as stocks and bonds.

Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. However, because stocks and bonds are publicly traded on a secondary market, prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing and delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility. Other factors affecting commodity futures prices include weather, agriculture, trade, fiscal, monetary, and exchange control policies, disease, pestilence, technological developments and changes in interest rates.

Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility (see Figure 3). However, trading in commodities and commodity futures is speculative and can be extremely volatile. The factors influencing commodity futures prices may affect the value of the relevant index and value of any associated securities in varying ways, and different factors may cause the prices of the index components and the volatilities of their prices to move in inconsistent directions at inconsistent rates.

TOTAL RETURN COMMODITY BENCHMARKS

As discussed earlier, two of the most popular commodity benchmarks are the total return versions of the Dow Jones–AIG Commodity IndexSM and the S&P GSCI™ Index. Both indexes are based on a basket of collateralized commodity futures returns, rather than simply futures price returns over a period of time. Each index calculates returns from three distinct sources (hence the classification, total return):

•	The interest earned from the cash collateral committed to trading in the futures (generally Treasury bills)

•	The change in futures contract price

•	The return from rolling the futures into further dated contracts as they approach expiry

FIGURE 3

CORRELATION COEFFICIENT	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	S&P GSCI™ TOTAL RETURN INDEX	S&P GSCI™ CRUDE OIL TOTAL RETURN INDEX

DJ–AIG Commodity Index Total ReturnSM	1.00	0.89	0.72

S&P GSCI™ Total Return Index	0.89	1.00	0.86

S&P 500® Index	0.09	0.00	–0.02

Lehman Aggregate Index	0.02	0.05	0.01

MSCI EAFE Index	0.22	0.13	0.07

Sources: AIG, S&P, Lehman Brothers, MSCI, Bloomberg (12/31/91–12/31/06), based on monthly returns.

iPATH EXCHANGE TRADED NOTES

WAYS TO INVEST IN COMMODITIES

Until now, an investor interested in adding commodities to a portfolio had three primary options to choose from:

•	Buying the physical commodity: This approach offers pure exposure to the underlying commodity, but delivery, storage and spoilage may be problematic.

•

Investing through the futures or derivatives market: This has predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•

Investing in pooled vehicles such as mutual funds: Until recently, mutual funds presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

The introduction of iPath ETNs provides investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets.

INNOVATIONS IN COMMODITIES VEHICLES

iPath Exchange Traded Notes (ETNs) provide a new way to access difficult-to-reach markets such as commodities. iPath ETNs are unsecured debt securities issued by Barclays Bank PLC and deliver exposure to the returns of an asset class or market with the trading flexibility of an equity. iPath ETNs linked to commodity indexes offer investors cost-effective and tax-efficient access to the returns of popular commodity benchmarks, less an investor fee. Like equities, they trade on an exchange, but they can be shorted on either an uptick or downtick.1 Like an index fund, they offer definable performance linked to the returns of a benchmark.

In addition to daily exchange liquidity, investors in iPath ETNs may redeem their securities directly with the issuer on a weekly basis, typically in a minimum amount of 50,000 units,2 or hold the securities until maturity and receive a cash payment equal to the principal amount of the securities on the final valuation date times the index factor minus the investor fee.

The introduction of iPath ETNs provides investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. Additionally, iPath ETNs deliver exposure to the performance of commodities indexes for long or short tactical strategies, with cost, tax and logistical advantages lacking in traditional commodity investment alternatives.

1.	With short sales, you risk paying more for a security than you received from its sale.
2.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones–AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

S&P GSCI™, S&P GSCI™ Index, S&P GSCI™ Total Return Index, S&P GSCI™ Crude Oil Total Return Index and S&P GSCI™ Commodity Index are trademarks or servicemarks of Standard & Poor’s and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Standard & Poor’s or any of its affiliates. The Securities are not sold by Goldman, Sachs & Co. or any of its affiliates, other than in its capacity as a dealer of the Securities. Neither Standard & Poor’s nor Goldman, Sachs & Co. nor any its affiliates makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ or any of its subindexes to track general commodity market performance.

©2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 4514-iP-0407 514-21SP-4/07

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